SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                           FINET HOLDINGS CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   317922201
                                 (CUSIP Number)

                              Roger S. Mertz, Esq.
                                Severson & Werson
                       One Embarcadero Center, 26th Floor
                             San Francisco, CA 94111
                                 (415) 398-3344
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)



                                October 22 , 1997
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box { }.

Check the following box if a fee is being paid with the statement { }.

                                  SCHEDULE 13D

CUSIP No. 317922201

1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Jose Maria Salema Garcao and Maria Luisa Garcao

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                           a {   }
                           b {   }

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                           PF for each reporting person

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                           {   }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                           Each reporting person has Portuguese citizenship.

NUMBER OF                         7.   SOLE VOTING POWER

SHARES                                 Jose Salema has sole voting power
                                       over the 12,263,900 shares

BENEFICIALLY                      8.   SHARED VOTING POWER

OWNED BY                               None

EACH                              9.   SOLE DISPOSITIVE POWER

REPORTING                              None

PERSON WITH                      10.   SHARED DISPOSITIVE POWER

                                       Jose  Maria Salema Garcao  and
                                       Maria  Luisa  Garcao share the power to
                                       dispose of the 12,263,900 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             12,263,900 (of which 6,850,000 represent Common Stock Purchase Warrants and 40,000 represent stock options)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           {   }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           33.61%

14.      TYPE OF REPORTING PERSON*

                           IN (both reporting persons are individuals)

         Schedule 13D Amendment No. 4 dated January 16, 1998 filed by Jose
         Maria Salema Garcao and Maria Luisa Garcao regarding the Common Stock of Finet Holdings Corporation.


         ITEM 1 --  Security and Issuer:

                  Finet Holdings Corporation

                  Executive Office Address:

                  3021 Citrus Circle, Suite 150
                  Walnut Creek, California 94598

         ITEM 2 --  Identity and background

          a.   Name:  Jose Maria Salema Garcao and Maria Luisa Garcao

          b.   Residence or Business Address:

                            Quinta Da Marinha
                            Lote CT-14
                            2750 Cascais, Portugal


          c. Present principal occupation and name of employer:

                            Management of joint investment portfolio

          d.   Criminal Convictions:        None

          e.   Civil Judgments, etc.:       None

          f.   Citizenship:Portugal for both

         ITEM 3.-- Source and Amount of Funds or Other Consideration:

                  Personal Funds

         ITEM 4 --  Purpose of Transaction

         Each individual reporting person on this Schedule 13D has acquired beneficial ownership of the securities for investment purposes. Depending on market conditions and other factors, the reporting persons may make further purchases of the Company's securities or may sell or otherwise dispose of all or portions of such securities, if such sales and purchases would be desirable investments.

         On October 20, 1997 the Board of Directors of the Company elected Jose Maria Salema Garcao Chairman of the Board pending approval by the shareholders at the next annual meeting. As of the date hereof, the reporting persons have no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of Schedule 13D.

         ITEM 5 --  Interest in Securities of Issuer

          a. Number of Shares: 12,263,900 (of which 6,850,000 represent warrants and 40,000 represent stock options)

               Percentage Ownership of Class: 33.61%

          b. Shares of Sole Power to Vote: Jose Maria Salema Garcao has sole power to vote the 12,263,900 shares
               Shares of Joint Power to Vote:  0
               Shares of Sole Power to Dispose:  0
               Shares of Joint Power to Dispose: Jose Maria Salema Garcao and
                    Maria Luisa Garcao share the power to dispose of the 12,263,900 shares

          c. Transactions effected since the most recent filing on Schedule 13D:


              Since the filing of  Amendment  No. 3 to the  Reporting  Persons'
              Schedule 13D, Mr. Garcao has effected the following purchases via privately negotiated transactions with the Company:

Type of Security:     Transaction Date:   Amount Purchased:  Purchase Price:

Common Stock          October 22, 1997    2,000,000           $4 per share
Purchase Warrant*

Common Stock          October 27, 1997       150,000          $5 per share
Purchase Warrant**

Common Stock**        October 27, 1997       150,000          $3 per share


           * The Warrant is exercisable in whole or in part at any time during its 5 year term, and was issued in consideration of past and future financial advisory services provided the Company by Mr. Garcao.

           ** This purchase was made pursuant to a Stock Purchase Agreement between Mr. Garcao and the Company dated October 27, 1997, under which Mr. Garcao purchased 150,000 Unit Securities, each Unit consisting of one share of the Company's Common Stock at a purchase price of $3 per share and a warrant to purchase one share of the Company's Common Stock at an exercise price of $5 per share.

              In addition to these purchases, upon election as Chairman of the Board of Directors on October 20, 1997, Mr. Garcao was automatically granted a 5 year stock option pursuant to the Company's 1989 Stock Option Plan. Mr. Garcao received an option to purchase 40,000 shares of Common Stock at an option price of $5.50 per share, the closing price on the date of grant.

              During the period from october 7, 1997 to October 31, 1997, Mr. Garcao also purchased a total of 81,200 shares of the Company's Common Stock over-the-counter through broker transactions. The purchases were effected at the prevailing market price on the day of the transaction and ranged from a low of $3.63 per share on October
         7, 1997 to a high of $7.44 per share on October 30, 1997.

         d. Power to Direct:  None

         e. Not applicable

        ITEM 6 -- Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The persons reporting on this Schedule 13D are related to each other by marriage. Besides the shared power to dispose of the Company's securities owned by them and otherwise as set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the reporting persons, or between any of the reporting persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company.


       ITEM 7 -- Material to Be Filed as Exhibits.

                  None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16,1998                   /s/ Jose Maria Salema Garcao
                                   ----------------------------------

January 16, 1998                   /s/ Maria Luisa Garcao
                                   ----------------------------------